Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 21, 2022

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund IV (the “Trust”)
(File Nos. 333-174332; 811-22559)

Dear Ms. Choo:

This letter responds to your additional comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund IV (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on August 8, 2022 (the “Registration Statement”). The Registration Statement relates to the FT Energy Income Partners Strategy ETF (the “Fund”), a series of the Trust. References herein to the “Prior Correspondence Letter” refer to the correspondence filed by the Fund with the Staff on October 11, 2022. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Principal Investment Strategies

Please specify what the phrase “from the above” means in the following statement:

“Energy Companies also include companies providing engineering, consulting and construction services that derive at least 50% of their revenues or profits from the above, all of which are selected by Energy Income Partners, LLC, the Fund’s investment sub-advisor (“Energy Income Partners” or the “Sub-Advisor”).”

Response to Comment 1

The referenced statement has been revised as follows:

“Energy Companies also include companies providing engineering, consulting and construction services that derive at least 50% of their revenues or profits from the activities or businesses described above, all of which are selected by Energy Income Partners, LLC, the Fund’s investment sub-advisor (“Energy Income Partners” or the “Sub-Advisor”).”

Comment 2 – Additional Information of the Fund’s Investment Objective and Strategies

The Staff notes the following statement:

“The Fund may use bond index and equity index futures, options, futures, forward contracts, swaps and other derivative instruments to seek to enhance return, to hedge some of the risks of its investments in securities, as a substitute for a position in the underlying asset, to reduce transaction costs, to maintain full market exposure (which means to adjust the characteristics of their investments to more closely approximate those of the markets in which it invests), to manage cash flows, to limit exposure to losses due to changes to non-U.S. currency exchange rates, to preserve capital or as a temporary defensive position during periods of non-normal market conditions.”

Per your response to Comment 13 of the Prior Correspondence Letter, please indicate in the disclosure that such derivative instruments are non-principal strategies.

Response to Comment 2

The following disclosure has been added to the beginning of the above referenced paragraph:

“Although not part of the Fund’s principal investment strategies…”

Comment 3 – Fund Investments

The Staff notes the following statement:

“The Fund may enter into derivatives transactions pursuant to Rule 18f-4 under the 1940 Act. Rule 18f-4 requires, among other things, that the Fund adopt and implement written policies and procedures reasonably designed to manage its derivatives risks.”

The Staff also notes that limited derivatives users are not required to establish a derivatives risk management program pursuant to Rule 18f-4 of the Investment Company Act of 1940. Please confirm whether the Fund is a limited derivatives user.

Response to Comment 3

The Fund confirms that it is a limited derivatives user and will revise the disclosure accordingly.

Comment 4 – Statement of Additional Information

The Staff notes the following statement from the section entitled “Investment Objective and Policies”:

“The Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries except that the Fund will concentrate its assets in any of the group of industries constituting Energy Companies (as defined below).”

The defined term “Energy Companies” used for purposes of the Names Rule cannot be used for concentration purposes. Please revise this disclosure.

Response to Comment 4

In accordance with the Staff’s comment, the Fund’s concentration policy will be revised as follows:

“The Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries except that the Fund will concentrate its assets in securities of issuers in any one industry or group of industries constituting the energy sector.”

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren